Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

On July 23, 2025, Kodiak Robotics, Inc. (“Kodiak”) issued the below press release in connection with the proposed business combination between Ares Acquisition Corporation II (“AACT”) and Kodiak.

Former Cruise President and CTO Mohamed Elshenawy Joins Kodiak Robotics Board of Directors

Elshenawy’s experience also includes senior technology leadership roles at Hims & Hers and Amazon

New board appointment bolsters technology and self-driving leadership as Kodiak prepares to become a publicly listed company

MOUNTAIN VIEW, Calif. (July 23, 2025) — Kodiak Robotics, Inc. (“Kodiak”), a leading provider of AI-powered autonomous vehicle technology, today announced it has appointed Mohamed “Mo” Elshenawy, former President and Chief Technology Officer of self-driving car company Cruise LLC (acquired by General Motors), to Kodiak’s board of directors. Elshenawy is a noted technology executive and board advisor with more than two decades of experience leading large-scale AI, product, and engineering organizations across autonomous mobility, e-commerce, cloud infrastructure, and healthcare sectors. Elshenawy’s executive leadership experience, specifically in pioneering autonomous vehicle solutions, further strengthens Kodiak’s board as it prepares to become a publicly listed company via a business combination with Ares Acquisition Corporation II (NYSE: AACT).

While at Cruise, Elshenawy led the transformation of the company’s autonomous vehicle programs, launching and scaling the first commercial driverless rideshare service in San Francisco, and expanding operations to multiple U.S. cities.

“Mo guided Cruise through critical phases of technology and operational development, and helped manage Cruise’s integration into a wholly-owned subsidiary of General Motors,” said Don Burnette, Founder and CEO of Kodiak. “His expertise in technology platform transformation, expanding world-class engineering organizations, and deploying AI into real-world operations will be invaluable as we scale our product deployment.”

Mohamed Elshenawy has joined Kodiak Robotic’s board of directors.

Elshenawy currently serves as the Chief Technology Officer at Hims & Hers Health, Inc., where he is working to accelerate the company’s vision to build the next-generation healthcare platform, powered by AI and designed to deliver deeply personalized, accessible care at scale. Earlier in his career, Elshenawy held technology leadership roles at Amazon, where he led global engineering for the company’s ReCommerce business and spearheaded a retail big data analytics platform.

“Kodiak has a deep history of the kind of focused, pragmatic innovation that’s needed to bring autonomous trucking to scale,” said Elshenawy. “I’m excited to support such an innovative company as they advance a category-defining platform built on safety, performance, and real-world impact.”

Elshenawy, who holds more than 10 patents across AI, robotics, and autonomous vehicles, currently sits on the Software Advisory Board at Mercedes-Benz and serves as an Independent Board Director at Wasoko-MaxAB, an African B2B e-commerce business. He also has served as CTO and founding partner of multiple successful startups, with a focus on cloud-native fintech and AI solutions.

Kodiak continues to strengthen its board expertise as it scales its autonomous trucking platform. In May, Kodiak announced that both Ken Goldman and Kristin Sverchek joined its board. Goldman, a seasoned financial executive with over four decades of leadership experience in public and private companies, most recently served as President of Hillspire, former Google CEO Eric Schmidt’s integrated family office. Sverchek was an early employee at rideshare platform company Lyft and held multiple leadership roles at Lyft, including President of Business Affairs, before being named President of Lyft in 2023.

In April, Kodiak announced a definitive business combination agreement with AACT. The proposed business combination is expected to close in the second half of 2025, subject to approval by AACT and Kodiak stockholders and the satisfaction or waiver of customary closing conditions. Upon the closing of the proposed business combination, the combined company will be named Kodiak AI, Inc., and its common stock and public warrants are expected to be listed on a national stock exchange and trade under the ticker symbols KDK and KDK WS, respectively, subject to approval by the relevant exchange.

About Kodiak Robotics, Inc.

Kodiak Robotics, Inc. was founded in 2018 and is a leading provider of AI-powered autonomous vehicle technology that is designed to help tackle some of the toughest driving jobs. Kodiak’s driverless solution can help address the critical problem of safely transporting goods in the face of unprecedented supply chain challenges. Kodiak’s vision is to become the trusted world leader in autonomous ground transportation. Kodiak is committed to a safer and more efficient future for all through the commercialization of driverless trucking at scale. To that end, Kodiak developed the Kodiak Driver, a virtual driver that combines advanced AI-powered software with modular and vehicle-agnostic hardware designed to help address Kodiak’s customers’ needs. The Kodiak Driver is not just an idea—it is operating without a human driver today. Kodiak serves customers in both commercial trucking and the public sector. In 2024, Kodiak believes it achieved a historic milestone by becoming the first company to deploy customer-owned and -operated driverless trucks in commercial service. The Kodiak Driver is also being utilized in the public sector, where Kodiak believes it can support national security initiatives and critical government applications.

About Ares Acquisition Corporation II

Ares Acquisition Corporation II (NYSE: AACT) is a special purpose acquisition company affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Forward Looking Statements

This press release includes forward-looking statements including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “forecast,” “intend,” “expect,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected impact from the appointment of the new directors on Kodiak and the combined company (the “combined company”) after giving effect to the proposed business combination between AACT and Kodiak (the “proposed business combination”). These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the rapid evolution of autonomous vehicle technology and flaws or errors in Kodiak’s solutions or flaws in or misuse of autonomous vehicle technology in general; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the Securities and Exchange Commission (“SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this press release contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this press release includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak initially filed a registration statement on Form S-4 with the SEC on May 14, 2025 (File No. 333-287278) (as may be amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

SOURCE Kodiak Robotics